UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 000-52542
Washington, D.C. 20549

FORM 12b-25	CUSIP NUMBER 849207105

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________

PART I – REGISTRANT INFORMATION

Spotlight Innovation Inc.

Full Name of Registrant

6750 Westown Parkway, Suite 200-226

Address of Principal Executive Office (Street and Number)

West Des Moines, Iowa 50266

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spotlight Innovation Inc. (the "Registrant") was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2016 (the "Quarterly Report") on the filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in its Annual Report on Form 10-K for the year ended December 31, 2015 (the "Annual Report"). The Company expects to file the Annual Report within the next 12 business days. As reported in its Form 8-K, filed on March 30, 2016, the Registrant has concluded that it needs to revise its financial statements. The Registrant is currently completing this process and gathering all necessary supporting documentation so that its independent registered public accountant can complete the audit of the Registrant's financial statements for the year ended December 31, 2015, to be incorporated in the Annual Report. Therefore and as a result, the Registrant cannot complete the process of compiling the required information to complete the Quarterly Report, and its independent registered accounting firm will require additional time to complete the review of the financial statements for the quarter ended March 31, 2016 to be incorporated in the Quarterly Report. Therefore, the Company will not be able to file the Quarterly Report within the five calendar day period set forth in Rule 12b-25 under the Securities Exchange Act, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cristopher Grunewald	(515)	274-9087
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2015.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Spotlight Innovation Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2016	By:	/s/ Cristopher Grunewald
	Name:	Cristopher Grunewald
	Title:	President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).